EXHIBIT 99.11

FOURTH AMENDMENT

TO THE

COOPER TIRE & RUBBER COMPANY

PRE-TAX SAVINGS PLAN (TEXARKANA)

(as amended and restated effective as of January 1, 2015)

Pursuant to the power of amendment reserved to Cooper Tire & Rubber Company (the “Company”) under the terms of Section 10.1 of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) (as amended and restated effective as of January 1, 2015) (the “Plan”), Section 6.5(c)(ii) of the Plan is amended and restated to read as follows:

(ii)        No withdrawal shall be allowed which is not necessary to satisfy such immediate and heavy financial need. Such withdrawal shall be deemed necessary only if all of the following requirements are met: (A) the distribution is not in excess of the amount of the immediate and heavy financial need (including amounts necessary to pay any Federal, state, or local income taxes or penalties reasonably anticipated to result from the distribution); (B) the Participant has obtained all distributions, other than hardship distributions, and all non-taxable loans currently available under all plans maintained by the Employer; and (C) the Plan, and all other plans maintained by the Employer, provide that the Participant’s elective contributions and participant contributions will be suspended for at least six months after receipt of the hardship distribution. Notwithstanding the foregoing, for any withdrawal request made on or after January 1, 2020: (A) there is no requirement that the Participant must obtain available loans under any plan maintained by the Employer; (B) there is no requirement that the Participant must suspend elective contributions for any period of time after the withdrawal; and (C) the Participant must represent that the amount of the withdrawal does not exceed the amount necessary to satisfy the immediate and heavy financial need, and that the Participant has insufficient cash or other liquid assets reasonably available to satisfy the need. In addition, effective January 1, 2020 all suspensions of elective contributions due to prior withdrawals are discontinued under the Plan.

IN WITNESS WHEREOF, this Fourth Amendment to the Plan is to be executed this December 21, 2021, but is effective as of January 1, 2020.

COOPER TIRE & RUBBER COMPANY

By:	/s/ Jack Jay McCracken

Title:	VP, Assistant General Counsel & Assistant Secretary